March 16, 2007
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

RE:	Global Payments Inc.
Form 10-K for the year ended May 31, 2006
Filed August 4, 2006
Form 10-Q for the quarter ended August 31, 2006
Filed October 6, 2006
File No. 1-16111

Dear Ms. van Doorn:

          This letter sets forth the response of Global Payments Inc. (the “Company”) to your comment with regard to the above-referenced filings.  Our responses include the supplemental information that you requested in your letter dated February 28, 2007.

Form 10-K for the year ended May 31, 2006

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangible Assets, page 49

1.

Comment:  We have read your response to prior comments 1 and 2 and note that you intend to adopt an accelerated method of amortization as of December 1, 2006 (the first day of your third quarter of fiscal 2007) on a prospective basis for your significant customer-related intangible assets.  Please provide us with the proposed disclosure that you intend to include in your Form 10-Q for the quarter ended February 28, 2007.  Your disclosure should describe the accelerated method you have adopted and clarify that for your three significant acquisitions that comprised approximately 90% of the net book value of your assets, the straight-line method approximated the amount of amortization expense that would have been recognized had the accelerated method been followed.  Please further explain that for the remaining 10% of your customer-related intangible assets that you will continue to amortize under the straight-line method, there has not been and is not expected to be a significant difference between the amortization expense under the accelerated and straight-line methods.

Response:  In our Goodwill and other intangible assets section of our footnote 1 – Summary of Significant Accounting Policies in our Form 10-Q for the quarter ended February 28, 2007, we intend to supplement our existing disclosure with the below language to explain our adoption of the accelerated method of amortization described below for our significant customer-related intangible assets.  Please note that these specific assets include our “Canada”, “MAPP”, and “MUZO” acquisitions, as described in our February 9, 2007 letter to you.  We also adopted this method of amortization for our recent “HSBC” acquisition, which was completed on July 24, 2006 and was described in our Form 10-Q for the quarter ended August 31, 2006.

For all periods through November 30, 2006, the straight-line method of amortization was employed for all customer-related intangible assets.  On December 1, 2006, we adopted the accelerated method of amortization described below over the respective periods of expected cash flows for our significant customer-related intangible assets.  These particular assets reflected 90% of the carrying value of our total customer-related intangible assets as of November 30, 2006.  In determining amortization expense under our accelerated method for any given period, we calculate the expected cash flows for that period that were used in determining the acquired value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset.  We multiply that percentage by the initial carrying value of the asset to arrive at the amortization expense for that period.  In addition, if the cash flow patterns that we experience are less favorable than our initial estimates, we will adjust the amortization schedule accordingly.  These cash flow patterns are derived using certain assumptions and cost allocations due to a significant amount of asset interdependencies that exist in our business.

We believe that our accelerated method better approximates the distribution of cash flows generated by our acquired customer relationships. We adopted this method prospectively for our existing significant customer-related intangible assets described above and intend to adopt this method for future acquisitions of customer-related intangible assets.  The use of this amortization method prior to December 1, 2006 would have resulted in amortization expense that was materially consistent with the amount recognized under the straight-line method used by us during the same periods.  Lastly, we will continue to use the straight-line method of amortization for the certain customer-related intangible assets that reflected 10% of the carrying value of our total such assets as of November 30, 2006.  For these assets, the amortization expense using a straight-line method historically resulted in, and is expected to continue to result in, amortization expense that is not materially different from the amount that would be recognized under the accelerated method of amortization described above.

          The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings, staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Again, we appreciate your assistance in enhancing the overall disclosure in our filings.  Please do not hesitate to contact me or Martin Picciano, our Chief Accounting Officer, at 770-829-8000 with any questions or further comments.

Sincerely,

/s/ Joseph C. Hyde

Joseph C. Hyde
Chief Financial Officer
Global Payments Inc.